SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For November 7, 2002

Siderca S.A.I.C.
Av. Leandro N. Alem 1067 Buenos Aires, Argentina (C1001AAF)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F |X|	Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_|	No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable.

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This report on Form 6-K shall be incorporated by reference into the registration statement on Form F-4 (File No. 333-99769) of Tenaris S.A.

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This report contains Siderca’s press release announcing its results for the nine months ended September 30, 2002, and for the quarter ended September 30, 2002.

The financial data included in this report on Form 6-K were prepared by Siderca in accordance with Argentine GAAP for the purposes of filings with the Comision Nacional de Valores, or the Argentine Securities Commission, and the Bolsa de Comercio de Buenos Aires, or the Buenos Aires Stock Exchange. They differ from the financial statements and data derived therefrom of Siderca filed (on forms other than Form 6-K) with the Securities and Exchange Commission during 2002 in that the charges to Siderca’s operating results as a consequence of the provision made by Dalmine S.p.A. in its financial statements at, and for the year ended, December 31, 2001 relating to the claim brought by BHP Petroleum Ltd. against Dalmine and the provision made by Tubos de Acero de Mexico S.A., or Tamsa, in its financial statements at, and for the year ended, December 31, 2001, relating to Tamsa’s investment in Consorcio Siderurgia Amazonia Ltd. are being recorded in the nine months ended September 30, 2002, instead of the fiscal year ended December 31, 2001.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siderca S.A.I.C.
By:	/s/ Horacio de las Carreras Name: Horacio de las Carreras Title: Secretary to the Board

Dated: November 7, 2002.